Exhibit 12

HARRAH’S ENTERTAINMENT, INC.

COMPUTATION OF RATIOS

(Unaudited)

(In millions, except ratio amounts)

	Successor		Predecessor
	Dec. 31, 2009(a)	Jan. 28, 2008 through Dec. 31, 2008(b)	Jan. 1, 2008 through Jan. 27, 2008(c)	2007(d)	2006(e)	2005(f)
Ratio of Earnings to Fixed Charges (g)
Income/(loss) from continuing operations before income taxes	$2,498.2	$(5,535.1)	$(125.4)	$892.5	$834.8	$554.1
Add/(subtract):
Amortization of capitalized interest	5.6	1.4	0.5	5.7	4.0	3.3
Loss/(income) from equity investments	(2.2)	2.1	(0.5)	(3.9)	(3.6)	(1.2)
Fixed charges	1,930.2	2,114.6	93.3	843.4	706.6	508.6
Distributed income from equity investees	2.2	2.5	0.1	1.8	2.5	1.2
Capitalized interest	32.4	53.3	2.7	20.4	24.3	14.1
Non-controlling interests of subsidiaries that have not incurred fixed charges	2.7	0.5	0.1	(1.2)	3.0	—

Earnings as defined	$4,469.1	$(3,360.7)	$(29.2)	$1,758.7	$1,571.6	$1,080.1

Fixed charges:
Interest expense, net of interest capitalized	$1,892.5	$2,074.9	$89.7	$800.8	$670.5	$479.6
Interest included in rental expense	37.7	39.7	3.6	42.6	36.1	29.0

Total fixed charges	$1,930.2	$2,114.6	$93.3	$843.4	$706.6	$508.6

Ratio of earnings to fixed charges	2.3	—	—	2.1	2.2	2.1

(a)	The full year results of 2009 include approximately $4,965.5 million in pretax gains on early extinguishments of debt, $1,638.0 million in pretax charges for impairment of goodwill and other non-amortizing intangible assets and $107.9 million in net pretax charges for write-downs, reserves and recoveries.

(b)	The Successor period of 2008 includes $5,489.6 million in pretax charges for impairment of goodwill and other non-amortizing intangible assets, $742.1 million in pretax gains on early extinguishment of debt, $24.0 million in pretax charges related to the sale of the Company, and $16.2 million in net pretax charges for write-downs, reserves and recoveries.

(c)	The Predecessor period of 2008 includes $4.7 million in net pretax charges for write-downs, reserves and recoveries and $125.6 million in pretax charges related to the sale of the Company.

(d)	2007 includes $59.9 million in net pretax credits for write-downs, reserves and recoveries and $13.4 million in pretax charges related to the proposed sale of the Company. 2007 also includes the financial results of Bill’s Gamblin’ Hall & Saloon from its February 27, 2007 date of acquisition and Macau Orient Golf from its September 12, 2007 date of acquisition.

(e)	2006 includes $62.6 million in net pretax charges for write-downs, reserves and recoveries, $37.0 million in pretax charges related to the review of certain strategic matters by the special committee of our Board of Directors and the integration of Caesars into Harrah’s Entertainment, and $62.0 million in pretax losses associated with early extinguishment of debt. 2006 also includes the financial results of London Clubs International from the date of our acquisition of a majority ownership interest in November 2006.

(f)	2005 includes $194.7 million in pretax charges for write-downs, reserves and recoveries and $55.0 million in pretax charges related to our acquisition of Caesars Entertainment, Inc. Results for 2005 also include the financial results of Caesars Entertainment, Inc. from its June 13, 2005 date of acquisition.

(g)	For purposes of computing this ratio, “earnings” consist of income before income taxes plus fixed charges (excluding capitalized interest), excluding equity in undistributed earnings of less-than-50%-owned investments. “Fixed charges” include interest whether expensed or capitalized, amortization of debt expense, discount or premium related to indebtedness and such portion of rental expense that we deem to be representative of interest. As required by the rules which govern the computation of this ratio, both earnings and fixed charges are adjusted where appropriate to include the financial results for the Company’s nonconsolidated majority-owned subsidiaries. For the Successor period from January 28, 2008 through December 31, 2008, and the Predecessor period from January 1, 2008 through January 27, 2008, our earnings were insufficient to cover fixed charges by $5,475.3 million and $122.5 million, respectively.